SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               GENICOM CORPORATION
                               -------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)


                                    372282103
                                    ---------
                      (CUSIP Number of Class of Securities)


                               ELIZA FRASER, ESQ.
                                     GE FUND
                              3135 EASTON TURNPIKE
                               FAIRFIELD, CT 06431
                                 (203) 373-2442

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 19, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No.   372282103

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         GE Fund
         I.R.S. #22-2621967

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ ]      (b)      [ ]

3.       SEC Use Only

4.       Source of funds

         Not applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         New York

         Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power

         1,517,167

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         1,517,167

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,517,167

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by Amount in Row (11)

         13.64%

14.      Type of Reporting Person

         CO

Item 1.  Security and Issuer

                    This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock") of Genicom Corporation, a Delaware corporation ("Genicom"), having its principal executive offices at 14800 Conference Center Drive, Suite 400, Westfields, Chantilly, VA 22021-3806

Item 2.  Identity and Background.

                    This statement is filed by the GE Fund, a New York corporation (the "Fund" or the "Reporting Person"), having its principal executive offices at 3135 Easton Turnpike, Fairfield, CT. The Fund is a corporation under the not-for-profit corporation laws of the State of New York. The Fund principally invests its funds for charitable, scientific, literary and/or educational purposes.

                    For information with respect to the identity and backround of each director and executive officer of the Fund, see Schedule I attached hereto.

                    During the last five years, neither the Fund nor, to the best of its knowledge, any person identified on Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction as a result of which the Fund or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    All persons identified on Schedule I are United States citizens.

Item 3.  Source and Amount of Funds and Other Consideration

                    On December 19, 1997, the General Electric Company, a New York corporation ("GE"), transferred 1,517,167 shares of Common Stock to the Fund as a charitable donation.

Item 4.  Purpose of Transaction

          (a) The Fund holds the Common Stock for investment purposes in the ordinary course of business and not with the purpose of changing control of Genicom. The Fund may change its current intentions, acquire additional Common Stock or dispose of Common Stock or take any other action with respect to Genicom or any of its securities in any manner permitted by law. Other than as set forth herein, the Fund has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) The Fund is the beneficial owner of 1,517,167 shares of Common Stock, which shares represent approximately 13.64% of the total number of shares of Common Stock represented by Genicom as outstanding as of November 3, 1997.

          (b) The Fund has sole voting and investment power with respect to the shares of Common Stock beneficially owned by it.

          (c)           Not applicable.

          (d)           Not applicable.

          (e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         (1)   Donation Letter dated December  19, 1997


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                           GE FUND

                                           By:      /S/ JANE POLIN
                                                    --------------
                                           Name:    Jane Polin
                                           Title:   Comptroller


                                           Dated:   December 19, 1997

                                                              GE FUND SCHEDULE I






DIRECTORS                             OFFICERS
---------                             --------


Dennis D. Dammerman-Chairman         Dolores Cross              President
William F. Conaty                    Michael J. Cosgrove        Treasurer
Joyce Hergenhan                      Jane L. Polin              Comptroller
Loyd G. Trotter                      Eliza W. Fraser            Counsel
Francis S. Blake
Benjamin W. Heineman, Jr.
Steven Kerr


NAME                         PRESENT BUSINESS ADDRESS                PRESENT  PRINCIPLE OCCUPATION
----                         ------------------------                -------  --------------------

D.D. Dammerman          General Electric Company                     Senior Vice President-
                             3135 Easton Turnpike                    Finance- GE
                             Fairfield, CT 06431

W.J. Conaty              General Electric Company                    Senior Vice President -
                            3135 Easton Turnpike                     Human Resources- GE
                            Fairfield, CT 06431

B.W. Heineman, Jr.      General Electric Company                     Senior Vice President -
                            3135 Easton Turnpike                     General Counsel
                            Fairfield, CT 06431                      and Secretary-GE


L.G. Trotter             General Electric Company                    President -
                            41 Woodford Avenue                       GE Electrical
                            Plainville, CT 06062                     Distribution and Control


Joyce Hergenhan          General Electric Company                    Vice President- Corporate
                            3135 Easton Turnpike                     Public Relations-GE
                             Fairfield, CT 06431


Francis S. Blake         GE Power Systems                            Vice President-General Counsel-
                             1 River Road                            GE Power Systems
                             Schenectady, NY 12345

Steven Kerr              General Electric Company                    Vice President-GE Corporate
                             GE Crotonville                          Leadership Development
                             Old Albany Post Road
                             Ossining, NY 10562


Dolores Cross            General Electric Company                    President - GE Fund
                            3135 Easton Turnpike
                             Fairfield, CT 06431



Michael J. Cosgrove      General Electric Investment Corporation     Director-General Electric
                             GE Investment Management, Inc.          Investment Corporation
                             3003 Summer StreetP.O. Box 7900
                              Stamford, CT 06905



Jane L. Polin            General Electric Company                    Program Manager-Corporate Contributions-
                            3135 Easton Turnpike                     GE
                             Fairfield, CT 06431




Eliza W. Fraser          General Electric Company                    Associate Corporate Counsel - GE
                            3135 Easton Turnpike
                             Fairfield, CT 06431



The IRS number for GE Fund is 22-2621967

                                December 19, 1997


GE Fund
3135 Easton Turnpike
Fairfield,  CT  06431

Subject:  Donation of Shares of Genicom Corporation

Dear Sirs:

         The undersigned, General Electric Company, a New York corporation ( the "Company"), is presently the owner of 1,517,167 shares of common stock of Genicom Corporation, a Delaware corporation.

         Please be advised that, effective immediately, the Company hereby donates, transfers, conveys and delivers to the GE Fund (the "Fund") all the aforesaid shares of common stock of Genicom Corporation as a charitable contribution. The certificate representing such shares of common stock is enclosed herewith, together with executed stock powers.

         It is understood and agreed that the shares are being donated to the Fund for the purpose of funding only U.S. domestic charitable grants and related administrative costs and expenses.

         Please acknowledge your receipt and acceptance of the aforesaid donation by signing and returning to the Company the enclosed counterpart of this letter.

                               Very truly yours,

                               GENERAL ELECTRIC COMPANY


                               By:      /S/ PHILIP D. AMEEN
                                        -------------------------------
                                        P.D.Ameen
                                        Vice President and Comptroller


Receipt and acceptance of the
above-described donation is
hereby acknowledged as
of the date first above written.

GE FUND

By:      /S/ D. DAMMERMAN
         ------------------------------------
         D.D. Dammerman